News Release

ZURICH®

Zurich expands Farmers operations by acquiring non-standard auto insurer Bristol West Holdings, Inc.

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
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investor.relations@zurich.com

Zurich, March 2, 2007 – Zurich Financial Services Group (Zurich) announced today that its subsidiary Farmers Group, Inc. (FGI) has entered into an agreement under which it will acquire 100 percent of the equity of Bristol West Holdings, Inc. (BRW). As part of the transaction, FGI will immediately sell the underlying insurance business to the Farmers Exchanges (the Exchanges), which FGI manages but does not own.

Under the terms of the agreements, the holders of BRW common stock are offered USD 22.50 per share in cash for their shares. The transaction represents an equity value of USD 712 million exclusive of fees and will result in the delisting of BRW from the NYSE. The purchase price will be met from existing cash resources of FGI and the Exchanges.

"Adding Bristol's non-standard auto insurance business to the Farmers platform is a great fit and contributes to increase our outreach," said FGI Chief Executive Officer Paul Hopkins. "Their innovative product capabilities combined with Farmers' distribution breadth and focus on operational excellence, will benefit the Exchanges, our customers, our agents and all Farmers' stakeholders. This is another important step in expanding the product range offered by the Exchanges and sustaining the positive growth and profit trends we have created in the last few years."

Mr. Jeffrey J. Dailey, Chief Executive Officer and President of BRW, said, "We are delighted that Zurich and Farmers have recognized the strength of the company we have built over the last several years and see it as a way of

enhancing Farmers' non-standard auto insurance business through their own highly successful distribution network. Bristol remains committed to its constituents, including our distribution network, and we look forward to joining the Zurich and Farmers family."

BRW is a leading provider of liability and physical damage insurance focusing exclusively on private passenger automobiles across the US, specializing in the non-standard market. In 2006, it reported gross written premiums of around USD 600 million, with a combined ratio of 91 percent. The company operates in 22 US states.

The closing of the transaction is subject to approval by BRW stockholders, applicable antitrust and insurance regulatory approvals, and other customary closing conditions. The exact timing of the transaction being completed is dependent on the completion of SEC filings, and receiving insurance regulatory approvals and clearance as well as other factors. Reference shareholder Kohlberg Kravis Roberts & Co. and its affiliates, which hold 42.18 percent of the stock of BRW, have agreed to vote in favor of the transaction.

Editor's note

Non-standard auto insurance in the U.S. market is generally defined as insurance offered to drivers with below average driving records, unusual vehicles, or who purchase short-term or limited coverage policies.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in

ZURICH®

1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

Farmers Insurance Group of Companies® is the nation's third-largest Personal Lines Property & Casualty insurance group. Headquartered in Los Angeles and doing business in 41 states, the insurers comprising the Farmers Insurance Group of Companies provide Homeowners, Auto, Business, Life insurance and financial services to more than 10 million households through 17,000 exclusive and independent agents and district managers. The Farmers Exchanges are three reciprocal property and casualty insurers, including their subsidiaries and affiliates owned by their policyholders and operating mainly under the Farmers brand and in 2006 had USD 15 billion in gross written premiums. For more information about Farmers, visit our Web site at www.farmers.com.

Bristol West Holdings, Inc. began its operations in 1973, and provides private passenger automobile liability and physical damage insurance exclusively through independent agents and brokers in 22 states. Bristol West is traded on the New York Stock Exchange under the symbol, BRW.

Media inquiries

For Zurich
Angel Serna
Phone: +41 (0)44 625 21 00
Mobile: +41 (0)79 824 18 85

For Farmers
Jeff Beyer
Phone: +1 323-930-4149
Mobile: +1 818-404-8188

END